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Aduro Clean Technologies Reports Fiscal 2025 First Quarter Results

LONDON, Ontario, Oct. 31, 2024 (GLOBE NEWSWIRE) -- Aduro Clean Technologies Inc. ("Aduro" or the "Company") (CSE: ACT) (OTCQX: ACTHF) (FSE: 9D5), a clean technology company using the power of chemistry to transform lower value feedstocks, like waste plastics, heavy bitumen, and renewable oils, into resources for the 21st century, has led its interim consolidated nancial results for the three months ended August 31, 2024, and has provided the following highlights. All nancial information in this press release is reported in Canadian dollars, unless otherwise indicated.

Ofer Vicus, CEO of Aduro, remarked, "This quarter, Aduro continued to achieve essential milestones that underscore our technical progress towards higher market readiness. We advanced our engagement with TotalEnergies from an extended technical evaluation phase into an augmented research and collaboration agreement. In addition, we continue to make great progress on the design of our Next Generation Process, while ling a new patent application, further strengthening our intellectual property and expanding our addressable market."

"Q1 featured notable nancial and structural improvements that strengthen Aduro's operational foundation," remarked Mena Beshay, CFO of Aduro. "The successful private placement signi cantly strengthened our capital structure and bolstered our research and development and scale-up up activities. These steps collectively place Aduro in a stronger nancial position to continue advancing our technology applications and customer engagement initiatives."

First Quarter 2025 - Financial Highlights

  Quarterly revenue was $55,000 for Q1 2025, a slight decrease of 6% compared to revenue of $58,545 generated in Q1 2024.
  Loss from operations was $2,462,532 for Q1 2025, as compared to loss from operations of $1,570,322 in Q1 2024.
  Property, plant, and equipment carrying cost as of August 31, 2024, was $3.92 million representing an increase of approximately $0.313 million over Q1 2025, signifying an increased investment in research and laboratory equipment.
  The Company maintained a strong cash position of approximately $5.95 million as of August 31, 2024.

First Quarter 2025 - Corporate Highlights and Subsequent Events

Private Placement: Completed a $3.52 million non-brokered private placement, bolstering funds for ongoing R&D and operational growth.

Stock Option Grants: Issued 2,685,000 stock options to directors, of cers, employees, and a consultant, exercisable over ve years with monthly vesting over 24 months, aligning incentives with corporate growth and execution.

Investor Engagement: Engaged KCSA Strategic Communications, a leading New York-based communications rm, to provide investor relations and digital services. Using the AmplifIR platform to expand investor outreach and strengthen brand presence, the Company expects that KCSA will be able to facilitate greater awareness and widespread dissemination of the Company's news and progress.

Conversion of Class B Warrants and Share Consolidation: Upon reaching the Second Milestone in the Securities Exchange Agreement between the Company and Aduro Energy Inc. dated October 22, 2020, as amended, the Company converted the Class B Special Warrants and issued 4,102,563 post-consolidation common shares. Additionally, the Company executed a 3.25- to-1 common share consolidation effective August 20, 2024, reducing the common shares issued and outstanding from 88,316,467 shares to 27,174,297 common shares inclusive of the Class B warrant conversion.

Entered New Phase of Collaboration with TotalEnergies: After two positive technical evaluation programs with TotalEnergies, Aduro has advanced to a new research and development collaboration phase with TotalEnergies to optimize Hydrochemolytic™ technology for complex multi-polymer waste, establishing parameters for potential commercial deployment.

Next Generation Process (NGP): Conducted semi-industrial experiments to nalize reactor con gurations for the NGP. Aduro aims to complete NGP design by calendar year-end, advancing its scale-up program and expanding its capabilities to expand collaborations within its Customer Engagement Program.

New Patent Filing: Submitted a patent for a cost-effective and ef cient process to produce BTX chemicals (benzene, toluene, and xylenes) from waste plastics and renewable oils, strengthening Aduro's IP and addressing high-demand markets. BTX compounds are essential building blocks for a wide array of high-value chemicals and materials, including plastics, paints, sealants, coatings, and pharmaceuticals. Aromatic chemicals like BTX are key building blocks, accounting for 40% of petrochemical production by volume. The new patent application marks signi cant progress towards a key objective set out by Aduro at the beginning of 2024, the expansion of the Company's technology and intellectual property position.

Conference Participation: Participated in the International Re ning & Petroleum Conference 2024 (IRPC), highlighting advancements and fostering potential partnerships to support ongoing innovation and commercialization efforts.

These achievements underscore Aduro's commitment to scaling innovative technology solutions and positioning itself as a leader in sustainable chemical processing.

For a more detailed discussion of Aduro's Q1 2025 results, please refer to the Company's condensed interim consolidated nancial statements and interim management discussion & analysis for the three months ended August 31, 2024, which are available at www.sedarplus.ca.

Upcoming Annual General Meeting

The Company's Annual General Meeting (AGM) is scheduled for November 22, 2024, at 11:00 a.m. Eastern Time, and will be accessible via Zoom and teleconference. Shareholders will vote on important matters, including the election of directors and auditor appointments. The AGM circular, containing the access link and agenda, has been sent to shareholders of record as of October 16, 2024. Shareholders are encouraged to vote by proxy in advance and join the AGM via Zoom or teleconference.

To access the Meeting by Zoom, please join via the following link:
https://us02web.zoom.us/j/81086061737?pwd=dLbw3MaXY2ruM8ObutqyJ1WE3qa2pg.1

Meeting ID: 810 8606 1737
Passcode: 010600
To dial-in by phone nd your local number here:	https://us02web.zoom.us/u/kA2AqZOpw

About Aduro Clean Technologies

Aduro Clean Technologies is a developer of patented water-based technologies to chemically recycle waste plastics; convert heavy crude and bitumen into lighter, more valuable oil; and transform renewable oils into higher-value fuels or renewable chemicals. The Company's Hydrochemolytic™ technology relies on water as a critical agent in a chemistry platform that operates at relatively low temperatures and cost, a game-changing approach that converts low- value feedstocks into resources for the 21st century.

For further information, please contact:

Abe Dyck, Investor Relations
ir@adurocleantech.com

+1 226 784 8889

KCSA Strategic Communications
Jack Perkins, Vice President
aduro@kcsa.com

Forward-Looking Statements

This news release contains forward-looking statements. All statements, other than statements of historical fact that address activities, events, or developments that the Company believes, expects, or anticipates will or may occur in the future, are forward-looking statements. The forward-looking statements reflect management’s current expectations based on information currently available and are subject to a number of risks and uncertainties that may cause outcomes to differ materially from those discussed in the forward-looking statements. In this news release, the forward-looking statements include, but are not limited to, the ongoing progress of the design of the Company’s Next Generation Process, strengthening the Company’s intellectual property and expansion of the total addressable market; the plan to continue strengthening the Company’s capital structure and bolster research and development and scale-up activities; the anticipated stronger financial position and continued advancement of the Company’s technology applications and customer engagement initiatives; the intended use of proceeds from private placement financings for ongoing R&D and operational growth; the issuance of stock options intended to align employee incentives with corporate growth and execution; the engagement of KCSA Strategic Communications with an intention to expand investor outreach and strengthen brand presence, including facilitation of greater awareness and widespread dissemination of the Company’s news and progress; the anticipated collaboration phase with TotalEnergies aimed to establish parameters for potential commercial deployment; the participation by the Company in conferences aimed to highlight advancements and foster potential partnerships to support ongoing innovation and commercialization efforts; the Company’s intention to scale innovative technology solutions and position itself as a leader in sustainable chemical processing; and the Company’s plans for the upcoming annual general meeting. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, undue reliance should not be put on such statements due to their inherent uncertainty. Important factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, the various factors that may impede or prevent the Company’s ongoing progress for the design of the Next Generation Process, the strengthening its intellectual property and expansion of the total addressable market; that the Company may for various reasons fail to strengthen its capital structure or bolster research and development and scale-up activities; that the Company’s financial position may not continue to improve as anticipated for various reasons; that the advancement of the technology applications and customer engagement initiatives of the Company may fail to progress for various reasons; that the proceeds from private placement financings may be used for other unanticipated purposes; that the incentive equity awards may not incentivize employees to align with corporate growth and execution; that the engagement of KCSA may fail to expand the investor outreach or strengthen brand presence as anticipated; that the collaboration phase with TotalEnergies may not proceed as anticipated or may fail to establish any viable parameters for potential commercial deployment; that the participation by the Company in conferences may not achieve desired results or foster partnerships supporting commercialization; that the Company may be unsuccessful in scaling its technology solutions and be unable to establish itself as a leader in sustainable chemical processing due to other competing technologies or unforeseen circumstances; and thatadverse market conditions and other factors beyond the control of the parties may negatively affect the company and its business. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether because of new information, future events, or otherwise, except as required by applicable law.

The CSE has not reviewed, approved, or disapproved the content of this news release.